Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund September 2010 Update
October 15, 2010

Supplement dated October 15, 2010 to Prospectus dated April 1, 2010
Class	September ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	3.2%	-1.7%	$62.1M	$1,400.64
B	3.2%	-2.2%	$615.3M	$1,197.61
Legacy 1	3.2%	-0.6%	$6.6M	$960.67
Legacy 2	3.2%	-0.8%	$6.2M	$956.84
Global 1	2.0%	-2.2%	$8.9M	$936.26
Global 2	1.9%	-2.4%	$16.7M	$930.92
Global 3	1.8%	-3.7%	$119.0M	$904.51
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Agriculturals/Softs:  Grain prices rose in September after the U.S. Department of Agriculture lowered its forecasts for the corn harvest yields.  In the softs markets, the combination of dry weather in key Brazilian growing regions and severe flooding in several areas of Pakistan created supply concerns and caused sugar prices to increase by nearly 30%.

Currencies:   The U.S. dollar fell sharply against major counterparts based on expectations the U.S. Federal Reserve would soon enter into another period of quantitative easing.   The euro advanced against counterparts as a result of improved trade surplus data and optimistic data regarding economic growth in France. The Australian dollar also exhibited strong gains as investors viewed economic data from China as a positive sign for the Australian economy.

Energy:   Rallies in the equity markets and strong data regarding the U.S. economic recovery drove crude oil prices up over 11% in September. The Energy Information Agency reported crude oil inventories had fallen in the U.S., which also played a role in driving prices higher. Natural gas prices increased on forecasts a new tropical storm could be forming in the Caribbean near key natural gas rigs.

Equities:   Global equities prices generally rose on positive sentiment surrounding the global economic recovery.  Strong industrial production data from China was a major driver behind upward moves in the Australasian markets. In the U.S., prices were supported by optimistic unemployment estimates and reports that the U.S. trade deficit was lower than previously estimated.

Fixed Income:   Strong gains in the global equity markets and optimism surrounding the global economy caused investors to liquidate more risk-averse fixed-income positions, driving prices lower.

Metals: Prices for base metals surged in September on strong production data from Chinese and on gains in the equity markets.  Recent bans on mining in key tin-producing regions of the Democratic Republic of Congo played a role in moving tin prices nearly 16% higher for the month. In the precious metals markets, gold and silver prices moved higher due to increased buying by investors attempting to hedge their U.S. dollar exposure.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

 Account Statement
 (Prepared from books without audit)
 For the month ended September 30, 2010

 STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$13,652,366	$-1,204,732
Change In Unrealized Income (Loss)	18,962,961	33,622,933
Brokerage Commission	-54,242	-3,953,473
Exchange, Clearing Fee and NFA Charges	-210,070	-592,005
Other Trading Costs	-799,451	-4,796,448
Change in Accrued Commission	-2,810	108,890
Net Trading Income (Loss)	31,548,754	23,185,165

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$207,125	$1,652,776
Interest, Other	107,354	1,926,731
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	31,863,233	26,764,672

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	2,833,188	4,901,476
Operating Expenses	177,762	1,538,838
Organization and Offering Expenses	202,810	1,749,727
Brokerage Expenses	4,308,594	37,743,852
Total Expenses	7,522,354	45,933,893

Net Income (Loss)	$24,340,879	$-19,169,221

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$814,771,113	$831,270,498
Additions	5,824,840	101,765,381
Net Income (Loss)	24,340,879	-19,169,221
Redemptions	-10,102,973	-79,032,799
Balance at SEPTEMBER 30, 2010	$834,833,859	$834,833,859

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,400.636	44,355.20030	$62,125,475	3.24%	-1.72%
B	$1,197.605	513,789.68277	$615,317,267	3.21%	-2.18%
Legacy 1	$960.667	6,861.61844	$6,591,733	3.24%	-0.56%
Legacy 2	$956.843	6,438.30306	$6,160,446	3.20%	-0.80%
Global 1	$936.262	9,514.42900	$8,907,994	1.97%	-2.15%
Global 2	$930.916	17,932.87642	$16,693,994	1.94%	-2.38%
Global 3	$904.506	131,604.32927	$119,036,949	1.79%	-3.74%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership